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Venue X

Music Venue, Bowling Alley, Restaurant & Bar

Boulder, CO
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Early Investor Bonus: The investment multiple is increased to 2× for the next $100,000 invested.
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THE PITCH
Venue X is seeking investment to purchase equipment, conduct renovations, and open its location.
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OUR MISSION

Venue X is a state-of-the-art music venue, bowling alley, and private event center joined with a restaurant and b
the city of Longmont, CO boasts a growing population (~100k currently) and is centrally located in an area with demographics.

The proposed facility will provide both an appropriate stage for up-and-coming artists as well as national tourin dependent on marquee value of talent, with an eye toward keeping prices equitable for our concert guests.
Venue X will provide a focused food menu based on local market tastes coupled with local and regional beer pa selection, and hard alcohol.

Venue X will evoke a new feeling that has never been felt in Boulder yet. Venue X is the unofficial social club fo
in a live show, bowl a few strikes, enjoy with the family, do business and embrace the spirit of the Venue X exp
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COMPETITIVE ADVANTAGE

Venue X has a number of competitive advantages that are the foundation for a successful event center, includi

LOCATION: Boulder, Colorado's unique culture, location and demographics, coupled with the fact that nowhe
vision of combining a best-in-class bowling center, state-of-the-art music venue, restaurant and bar under one
local and national touring live acts within a 1500 capacity.

ENHANCED BOWLING: The current bowling center model does not allow for the ability to reserve a bowling l
who wish to bowl need to travel to a bowling center, enter their name on a list and wait for a lane to open. Our
bowling lanes that our Guests can reserve. Upsells and premiums will be the focus of our revenue generation.

MEMBERSHIP FEE MODEL: Our "Premium Annual Membership Fee" model allows select Guests to access ou
experience as well as guaranteed access to all live music events.

SERVICE: Our "Exceptional Quality of Service" model exists nowhere. This unique model will assure success in
growth of our business, and repeat Guests.

UNCONTESTED MARKET SPACE: We will identify a broader cultural tension and problem to solve. We will ch
address and solve the issues in the category, which in our case, is: Entertainment + Leisure Sports + Food/Beve
bold. We will be disruptive. We will get noticed locally, regionally and nationally. We will serve the community.

RFID TECHNOLOGY: We will embrace RFID technology to benefit our on-site operations. These include: Allo
quickly. Improve our events with real-time insights. Eliminate fraud. Provide an opportunity for a cashless envir
with sponsors. Upgrade Guest engagement onsite. Expand the VIP experience. Simplify the box office and che
Allow our Guests to utilize their wristbands to post updates and/or photos on their social media channels. Und
new level.

OPERATIONAL OVERHEAD: Venue X is blessed with an inexpensive facility to produce artists. Ample square f
undeveloped Outdoor Beer Garden.

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LOCATION

Venue X will be located at 2251 Ken Pratt Boulevard – Longmont, Colorado 80501, with total indoor space of ~

This ideal location has excellent visibility from Highway 119 (a main traffic artery) and has 5 large hotels, multipl
chains and a variety of retail stores within walking distance.

BUILDING METRICS Rentable SF – 27,811 Lease Rate - $8.00 - $15.00 sf CAM – $5.00 - $6.50 sf

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THE TEAM

collaborative ouotlook to every venture he is involved in.

Jon Snow

Jon Snow is a successful commercial real estate investor and entrepreneur. Jon has a track record of real estat
syndication, and acquisitions. Jon currently owns and operates 3SC Capital Partners, a real estate investment f
digit returns to its investors. He also owns and operates Crescent Canyon Management which manages a diver
multifamily units and over 100,000 square feet of commercial real estate. In his career, Snow has managed ove
including California, Oklahoma, Texas and New Mexico. As the Director of Acquisition for several privately own
multifamily investment firms, including MJW Investments, Calera Investment Group and Interstate Equities Co
acquisition and successful repositioning of $350MM of multifamily apartments, totaling 1,974 units. Snow utiliz
business management and strategy which infuses data-based metrics into operational approaches, consistentl

Brad Ziff

Brad has spent almost 15 years working in the marketing and advertising world. His focus is in communications
buying for blue chips to start-ups. Prior to his consulting career, his notable roles were at renowned full-service
Bell & Partners, Heat-Deloitte in San Francisco and TDA Boulder.

Dan Millen

Dan currently serves as General Equity Partner and Director of the Concert Entertainment Team at Six String G
Foxborough, Massachusetts, Entertainment Director at Off the Rails Restaurant & Music Hall in Worcester, Mas
in Boston and Atlanta. After serving in the US Army during Operations Desert Shield and Desert Storm, Millen
Berklee College of Music. From there he went on to book and program Aerosmith's legendary nightclub Mama
become the beginning of an ongoing, marquee twenty-five-year career that would see him play an instrumenta
branding and programming such notable Boston institutions as Thunder Road Live Music Club, The Hard Rock
Hall, Bill's Bar, Middle East Restaurant & Nightclub, and many more. Dan brings entertainment management, op
project he's involved in.

Kristian Deyesso

Boston-Native Kristian Deyesso has always had a passion for music that led him to Los Angeles where he work
the first Vans Warped Tour. When returning to Boston, he still pursued his love of music but discovered his love
restaurant/bar/club packed crowds drew a parallel to music venue crowds. After managing server restaurants
and the Back Bay institution Sonsie, he teamed up with Chris Tocchio to open their first venture, Church Resta
Boston Magazine awards for being one of the best establishments in Fenway-Kenmore. He found operating a r
premises was fun but also challenging. He and Chris then opened the Regal Beagle in Brookline that went on to
chefs appear on "Chopped" and "Top Chef." Deyesso brings aspects of "boots on the ground" hospitality to bo

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

Investor Agreement

Venue X Business Proposal.pdf

Investment Round Status

Target Raise $250,000

Maximum Raise $1,000,000

Amount Invested $0

Investors 0

Investment Round Ends July 1st, 2022

Summary of Terms

Legal Business Name Venue X LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $100,000 invested

2×

Investment Multiple 1.8×

Business's Revenue Share 1.2%-4.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2032

Financial Condition

No operating history

Venue X was established in September, 2019, but has no commenced operations due to delays resulting from C limited financial statements and information for investors to review. When evaluating this investment opportun outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you Note is not like that at all. The ability of Venue X to make the payments you expect, and ultimately to give you y number of factors, including many beyond our control.

Limited Services

Venue X operates with a very limited scope, offering only particular services to potential clients, making them v preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these cor additional risk.

assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Venu
therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti
you will likely have difficulty finding a buyer because there will be no established market. Given these factors, y
investment for its full term.

The Company Might Need More Capital

Venue X might need to raise more capital in the future to fund/expand operations, buy property and equipmen
services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assuranc
available when needed, or that it will be available on terms that are not adverse to your interests as an investor.
additional funding when needed, it could be forced to delay its business plan or even cease operations altogeth

Changes in Economic Conditions Could Hurt Venue X

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and
factors are unpredictable and could negatively affect Venue X's financial performance or ability to continue to
operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or genera

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Venue X r
same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds c
offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annua
audited by an independent accounting firm). Although Title III does require extensive information, it is possible
decision if you had more information.

Lack of Ongoing Information

Venue X will be required to provide some information to investors for at least 12 months following the offering.
limited than the information that would be required of a publicly-reporting company; and Venue X is allowed to
certain circumstances.

Uninsured Losses

If Venue X needs more capital in the future and takes on additional debt or other sources of financing, the new
to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to ha
otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha
about corporate governance that are intended to protect investors. For example, the major U.S. stock exchange
audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma
Venue X or management), which is responsible for monitoring Venue X's compliance with the law. Venue X will
and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Venue X is signif
initial expectations.

You Do Have a Downside

Conversely, if Venue X fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Venue X, and the revenue of Venue X can go up or down (
unpredictably, it is impossible to predict how much you will receive and when. And because the payments are
return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity

Subordination

The Notes shall be subordinated to all indebtedness of Venue X to banks, commercial finance lenders, leasing
and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, b

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